Fulbright & Jaworski L.L.P.

A Registered Limited Liability Partnership

1301 McKinney, Suite 5100

Houston, Texas 77010-3095

www.fulbright.com

Telephone: (713) 651-5151	Facsimile: (713) 651-5246

April 27, 2005

Securities and Exchange Commission

450 Fifth Street, N.W.

Judiciary Plaza

Washington, DC 20549-0405

Via EDGAR and Federal Express

Attention: Matt Franker, Division of Corporation Finance

Re:	Aleris International, Inc.
Form S-4
File No. 333-122564

Dear Ladies and Gentlemen:

We write this letter on behalf of Aleris International, Inc. (“Aleris”) to respond to the comment letter received from the Staff on April 14, 2005, relating to the above-referenced Registration Statement on Form S-4, as previously amended (the “Registration Statement”) and in connection with the simultaneous filing with this letter of Amendment No. 2 to the Registration Statement (the “Amendment”). We have responded to each comment by number. For the convenience of the Staff, we have repeated the comment immediately preceding the applicable response.

Available Information, page 2

1.	We note that your Annual Report on Form 10-K filed March 16, 2005, incorporates the information required by Part III of Form 10-K by reference to your definitive proxy statement, which has not yet been filed with the Commission. Note that if you wish for this Form S-4 to be declared effective prior to the timely filing of your proxy materials, you must amend your Form 10-K to include the information required by Part III of that form, and also amend this filing to incorporate by reference the amended Form 10-K.

Aleris filed its definitive proxy statement with the SEC on April 15, 2005.

Securities Exchange Commission

April 27, 2005

Legality Opinion

2.	We note Fulbright & Jaworski L.L.P.’s assumptions regarding the Guarantors that are incorporated in jurisdictions other than Delaware, New York, or Texas. Please submit a revised legality opinion that does not contain these assumptions, as your counsel must opine that all guarantees of the Exchange Notes are binding obligations regardless of the existence of any of the circumstances presented as assumptions in the current opinion. Alternatively, we will not object if counsel obtains local corporate law opinions necessary to support its opinion, replaces the assumptions in clauses (i), (ii), and (iii) on page 2 with a statement that it is relying on those opinions, and files the local opinions as exhibits to the registration statement.

The legality opinion has been revised in response to this comment and pursuant to a telephone conversation with Mr. Matt Franker, Staff Attorney, on April 19, 2005. See Exhibit 5.1 of the Amendment.

For the convenience of the Staff, we are supplementally providing to the Staff a marked copy of the Amendment, showing all changes, by Federal Express. If any member of the Staff has questions regarding the foregoing or the Amendment, please contact Laura J. McMahon (713/651-5658) or Marc H. Folladori (713/651-5538) of this firm.

Very truly yours,

/S/FULBRIGHT & JAWORKSKI L.L.P.

Fulbright & Jaworski L.L.P.

Enclosures (via Federal Express only)

cc:	Ms. Pamela Long (SEC) (w/encls.)